UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

At the adjourned Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”) held on August 7, 2026, all of the resolutions proposed to the shareholders were duly approved. Below are the proposals adopted:

1.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2026 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

2.	To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2029;

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer; and

4.	To amend the Company’s Articles of Association to eliminate the par value of the Company’s shares.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, on August 9, 2024 (File No. 333-281417) and on July 2, 2026 (File No. 333-297223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: August 7, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer